EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Year Ended December 31,					Ended	Ended
	2003	2004	2005	2006	2007	6/30/2008	6/30/2008
EARNINGS
Income Before Income Taxes	$130,696	$204,837	$228,082	$197,273	$204,394	$266,006	$152,424
Fixed Charges (as below)	156,507	139,421	133,293	142,388	161,849	158,083	76,413
Total Earnings	$287,203	$344,258	$361,375	$339,661	$366,243	$424,089	$228,837

FIXED CHARGES
Interest Expense	$83,054	$69,071	$65,041	$72,723	$80,034	$76,950	$36,348
Credit for Allowance for Borrowed Funds Used During Construction	3,153	1,750	4,352	7,465	5,315	4,633	1,815
Estimated Interest Element in Lease Rentals	70,300	68,600	63,900	62,200	76,500	76,500	38,250
Total Fixed Charges	$156,507	$139,421	$133,293	$142,388	$161,849	$158,083	$76,413

Ratio of Earnings to Fixed Charges	1.83	2.46	2.71	2.38	2.26	2.68	2.99